UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No.1 to Form 6-K of TIAN RUIXIANG Holdings Ltd (the “Company”) amends Exhibit 99.1 to the Company’s report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2025, which contains the Company’s announcement of its acquisition of Ren Talents Inc. (the “Press Release”), in order to correct a clerical error. The change is contained in the updated press release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

The document attached as exhibit 99.1 to this Form 6-K/A is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the SEC on May 16, 2023 (Registration No. 333-269348) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: November 10, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer